UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

YOUCHANGE HOLDINGS CORP
(Name of Small Business Issuer in Its Charter)

Nevada	333-152959	51-0665952
(State or other jurisdiction of Incorporation of organization)	(Commission File Number)	(IRS Employer Identification Number)

2209 W.1st Street, Suite A113
Tempe, Arizona 85281
(Address of Registrant's Principal Executive Offices) (Zip Code)

(866) 712-9273
(Registrant's telephone number, including area code)

_________________________________________
(Former name or former address, if changed since last report.)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

YOUCHANGE HOLDINGS CORP

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

YOUCHANGE HOLDINGS CORP IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF YOUCHANGE HOLDINGS CORP IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about August 27, 2012, to the holders of record at the close of business on June 1, 2012 of the outstanding shares of common stock, $.001 par value, of YouChange Holdings Corp, a Nevada corporation (“YouChange”), in connection with the change of control and composition of the YouChange board of directors as contemplated by the Agreement and Plan of Merger, dated May 21, 2012 as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated August 22, 2012 ("Merger Agreement"), by and among YouChange, YouChange Merger Subsidiary Corp., a Delaware corporation and wholly owned subsidiary of YouChange (“YCMS”), and Earth911, Inc., a Delaware corporation ("Earth911").  As contemplated by the Merger Agreement, upon the Closing of the Merger (i) YCMS will merge with and into Earth911 and the corporate existence of Earth911 will continue as the surviving entity and a wholly owned subsidiary of YouChange (the “Merger”); (ii) all issued and outstanding shares of capital stock of Earth911 will be exchanged for newly issued shares of YouChange’s common stock such that the former stockholders of Earth911 will own 85% of the issued and outstanding shares of YouChange’s common stock; (iii) the terms of each outstanding option and warrant to purchase shares of Earth911 common stock, will be converted into options and warrants, as the case may be, to acquire shares of YouChange’s common stock using the same ratio as the exchange of shares of Earth911 capital stock for shares of YouChange’s common stock; (iv) YouChange’s Amended and Restated Articles of Incorporation will be filed and become effective; (v) YouChange’s Bylaws will be amended and restated; and (vi) new directors will be appointed to the YouChange board of directors and a new chief executive officer, a new President, and a new Secretary of YouChange will be appointed. In this Information Statement, YouChange refers to the transactions contemplated under the Merger Agreement as, collectively, the "Merger Transactions," and YouChange refers to the consummation of the Merger Transactions as the "Closing." YouChange has also filed with the Securities and Exchange Commission (“SEC”) an Information Statement on Schedule 14C, which provides more discussion on the Merger Transactions.  This Information Statement is being provided solely for information purposes and not in connection with a vote of YouChange’s stockholders.

Under the terms of the Merger Agreement, YouChange is required as a condition to the Closing to file this Information Statement with the SEC and to mail this Information Statement to each registered holder of YouChange common stock.  The change of control and composition of YouChange’s board of directors will not occur until at least 10 calendar days following the filing of this Information Statement with the SEC and the transmission of this Information Statement to all holders of record of YouChange common stock as of June 1, 2012.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Earth911, the directors to be appointed to the YouChange board of directors as contemplated by the Merger Agreement and the individuals to be appointed as YouChange’s executive officers has been furnished to YouChange by Earth911, and YouChange assumes no responsibility for the accuracy or completeness of any such information.

CHANGE IN CONTROL TRANSACTION

The Merger Agreement provides that, at the effective time of the Merger, the outstanding shares of Earth911 common stock will automatically be converted into shares of YouChange common stock so that the stockholders of Earth911 will own 85% of the outstanding shares of YouChange common stock on the effective date of the Merger.  Based on the outstanding securities of YouChange and Earth911 as of August 15, 2012, if the Merger is completed, YouChange will issue to Earth911 stockholders approximately 48,757,060 shares of YouChange common stock, which will be distributed to the Earth911 stockholders at a ratio of 1.3889924 shares of YouChange common stock for every one share of Earth911 capital stock, regardless of class or series, owned by the Earth911 stockholders.  Upon completion of the transactions under the Merger Agreement, Earth911 will become a wholly owned subsidiary of YouChange.  The issuance of shares of YouChange common stock to the Earth911 stockholders will be issued in reliance upon an exemption from registration afforded under Section 4(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering and in reliance upon exemptions from registration under applicable state securities laws.

Under the terms of the Merger Agreement, the Merger Transactions also include amendments to YouChange’s Articles of Incorporation, subject to required stockholder approval and the requirements of the Exchange Act, (i) to change its name from YouChange Holdings Corp to Infinity Resources Corp.; (ii) to increase the number of authorized shares of common stock from 60,000,000 to 100,000,000 and to authorize a total of 10,000,000 shares of Preferred Stock to be designated in series or classes and the number of each series or class, including the voting powers, designations, limitations, restrictions and relative rights of each series or class of stock, as the YouChange board of directors shall determine in its sole discretion; (iii) to provide for a recapitalization of YouChange in which each five shares of the issued and outstanding shares of YouChange’s common stock will be converted into one share of fully paid and nonassessable common stock of YouChange (a 1-for-5 reverse stock split); and (iv) to divide the board of directors into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III, with Class I directors initially serving until the 2013 meeting of stockholders, Class II directors initially serving until the 2014 meeting of stockholders, and Class III directors initially serving until the 2015 meeting of stockholders as set forth in YouChange’s Amended and Restated Articles of Incorporation (collectively, the “Amendments”).  The Amendments will be effected upon their filing with the Secretary of State of the State of Nevada.

Upon the Closing of the Merger, YouChange’s two current directors, Jeffrey I. Rassás and Richard A. Papworth, will resign and new directors will be appointed to the YouChange board of directors.  Barry Monheit and Colt Melby will become Class I directors, Richard Quinn and Marie Wadecki will become Class II directors and Mitch Saltz and Ronald Miller will become Class III directors of YouChange.

Also upon the Closing of the Merger, Barry Monheit will become President and Chief Executive Officer of YouChange, Derrick Mains will become President of YouChange, Inc., an Arizona corporation, and a wholly owned subsidiary of YouChange, and Karl Zeidler will become Secretary of YouChange.  Richard A. Papworth will continue in his position as Chief Financial Officer of YouChange.  Corey Lambrecht will continue in his position as President of Earth 911.

 VOTING SECURITIES

YouChange common stock is the only class of equity security that YouChange currently has outstanding and that is entitled to vote.  Each share of YouChange common stock entitles the holder thereof to one vote.  As of June 1, 2012, there were 42,838,879 shares of YouChange common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 1, 2012, YouChange had 42,838,879 shares of common stock outstanding.  The following tables set forth information regarding the beneficial ownership of YouChange’s common stock immediately before and after the Closing of the Merger with respect to (i) YouChange’s named executive officers and directors; (ii) YouChange’s named executive officers and directors as a group; and (iii) all persons which YouChange, pursuant to filings with the SEC and YouChange’s stock transfer record by each person or group, knows to own more than 5% of the outstanding shares of YouChange’s common stock.  Under SEC rules, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.  A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of YouChange’s common stock. Unless otherwise noted, each person has sole voting and investment power over the shares indicated below, subject to applicable community property law.

 Immediately Prior to the Closing

Unless otherwise stated in the table below, the address of each beneficial owner is YouChange Holdings Corp, 2209 West 1st Street, Suite A1113, Tempe, Arizona 85281

Name	No. Of Shares Beneficially Owned (1)		Percentage of Shares (2)

J. Rassas	7,466,000	(3)	17.35%
S. Phelps	3,000,000	(4)	6,97%
V. Sibilla	2,850,000	(5)	6.62%
N. Ahmed	724,383	(6)	1.68%
R. Papworth	398,211		0.93%
D. Mains	287,837	(7)	0.67%
All executive officers and directors as a group (2 persons)	8,876,431		20.63%

(1) Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission. In gerneral, a person who has voting power of investment power with respect to securities is treated as a beneficial owner of thos securities. Common stock subject to options and warrants currently exercisable or exercisable within 60 days of June 30, 2012 count as outstanding for computing the percentage beneficially owned by the person holding these options or warrants.
(2) Percentages are based on 43,020,937 shares of common stock outstanding as of June 30, 2012.
(3) All shares held indirectly by Jeffrey I. Rassas, Director, President and Chief Executive Officer of YouChange Holdings Corp Includes 7,266,000 shares held by Hayjour Family Limited Partnership of which Mr. Rassas is a general partner and 200,000 share held by his daughters Jourdan and Hayden.
(4) Includes 75,000 shares held by Mr. Phelps in his IRA and 75,000 share held by wife Kimberley Phelps in her IRA.
(5) Inclueds 57,000 shares held by Mr. Sibilla in his IRA and 75,000 shares held by wife Geraldine Sibilla in her IRA 150,000 shares owned by minor children and 75,000 of another child, all that share Mr. Sibilla's household.
(6) All shares held indirectly by Nassir Ahmed, Chief Technology Officer of YouChange, Inc. All the shares are held by SRI Holdings, LLC over which Mr. Ahmed holds the beneficial interest.
(7) All shares held indirectly by Derrick Mains, Executive Vice President of YouChange, Inc. All the shares are held by Card A Client, LLC over which Mr. Mains holds the beneficial interest.

Upon Closing

Unless otherwise stated in the table below, the address of each beneficial owner is 1375 North Scottsdale Road, Suite 140, Scottsdale, Arizona 85257.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Named Executive Officers and Directors:
Barry M. Monheit(1)	1,388,993	2.4%
Richard A. Papworth(2)	79,643	*
Mitchell A. Saltz(3)	32,167,004	54.8%
Colton R. Melby(4)	14,736,801	25.7%
Ronald L. Miller, Jr.	-	-
Richard R. Quinn	-	-
Marie Wadecki	-	-
All directors and executive officers as a group (7 persons)(5)	48,372,441	80.4%
5% Stockholders:
Southwest Green Investments, L.L.C.(6)	30,778,011	53.7%
EarthNow Investments, L.L.C.(7)	8,064,600	14.1%
Global Security Holding, L.L.C.(8).	6,561,081	11.4%

___________________
* Less than 1% of the outstanding shares of common stock
(1)	Includes 1,388,993 shares issuable pursuant to stock options exercisable within 60 days of August 15, 2012.
(2)	The address for Mr. Papworth is 2209 West 1st Street, Suite A1113, Tempe, Arizona 85281.
(3)
Consists of (i) 30,778,011 shares held by Southwest Green Investments, L.L.C., over which Mr. Saltz has sole voting and dispositive power; and (ii) 1,388,993 shares issuable pursuant to warrants exercisable within 60 days of August 15, 2012 held by Stockbridge Enterprises, L.P., over which Mr. Saltz holds the beneficial interest, including voting and dispositive power.

(4)
Consists of (i) 8,064,600 shares held by EarthNow Investments, L.L.C., over which Mr. Melby holds the beneficial interest, including voting and dispositive power; (ii) 6,561,081 shares held by Global Security Holding, L.L.C., over which Mr. Melby holds the beneficial interest, including voting and dispositive power; and (iii) 111,120 shares held by Bone Logic, L.L.C., over which Mr. Melby holds the beneficial interest, including voting and dispositive power.

(5)
Consists of 45,594,455 shares held by the directors and executive officers as a group and 2,777,986 shares issuable pursuant to stock options and warrants exercisable within 60 days of August 15, 2012.

(6)
Mitchell A. Saltz holds the beneficial interest, including voting and dispositive power, over the shares held by Southwest Green Investments, L.L.C.  The address for Southwest Green Investments, L.L.C. is 7377 East Doubletree Ranch Road, Suite 200, Scottsdale, Arizona 85258.

(7)
Colt Melby holds the beneficial interest, including voting and dispositive power, over the shares held by EarthNow Investments, L.L.C.  The address for EarthNow Investments, L.L.C. is 136 East South Temple, Suite 1050, Salt Lake City, Utah 84111.

(8)
Colt Melby holds the beneficial interest, including voting and dispositive power, over the shares held by Global Security Holding, L.L.C.  The address for Global Security Holding, L.L.C. is 136 East South Temple, Suite 1050, Salt Lake City, Utah 84111.

LEGAL PROCEEDINGS

To YouChange’s knowledge, none of YouChange’s directors, officers or affiliates, and no owner of record or beneficial owner of more than 5% of YouChange’s securities, or any associate of any of the foregoing, is a party adverse to YouChange, or has a material interest adverse to YouChange, in any material proceeding.

DIRECTORS AND EXECUTIVE OFFICERS

The YouChange board of directors currently consists of two members, Jeffrey I. Rassás and Richard A. Papworth. Upon the Closing of the Merger, Jeffrey I. Rassás and Richard A. Papworth will resign from the YouChange board of directors and new directors will be appointed.  Barry Monheit and Colt Melby will become Class I directors, Richard Quinn and Marie Wadecki will become Class II directors and Mitch Saltz and Ronald Miller will become Class III directors of YouChange.

Also upon the Closing of the Merger, Barry Monheit will become President and Chief Executive Officer of YouChange, Derrick Mains will become President of YouChange, Inc., an Arizona corporation, and a wholly owned subsidiary of YouChange, and Karl Zeidler will become Secretary of YouChange.  Richard A. Papworth will continue in his position as Chief Financial Officer of YouChange.  Corey Lambrecht will continue in his position as President of Earth 911.

Set forth below is certain information regarding YouChange’s current executive officers and directors, as well as information regarding the individuals that will be appointed to the offices discussed above.  There are no family relationships among members of YouChange management or the YouChange board of directors.

Name	Position	Age	Held Position Since
Jeffrey I. Rassás	Director, President and CEO	49	2009
Richard A. Papworth	Director and Chief Financial Officer	53	2009
Derrick Mains	Executive Vice President	39	2011
Naser Ahmad	Chief Technical Officer	56	2010

Jeffrey I. Rassás is the Founder and Chief Executive Officer of YouChange, Inc., a wholly owned subsidiary of YouChange, and has served as Chairman of YouChange, Inc. since October 2009.  A 20-year veteran of entrepreneurial ventures and business management, Mr. Rassás has extensive experience in funding, leading, developing, and performing corporate turnarounds for numerous start-up ventures, both private and public, primarily in the Internet and Technology sectors.  Prior to joining YouChange, Inc., from 2006-2009, Mr. Rassás served as President and Chief Executive Officer of Global Alerts, Inc., a holding company for Earth911.com and Pets911.com.  As Chief Executive Officer, Mr. Rassás led the team that acquired Earth911.com, Pets911.com and AMBERalert.com from a local Arizona company.  Upon executing a new strategy, recruiting a new management team, and successfully executing the company's plan, he garnered national success and distinction, achieved significantly higher values, and successfully sold AMBERalert.com.  Prior to Global Alerts, from 2002-2005, Mr. Rassás served as Co-Chairman and Chief Executive Officer of ImproveNet, Inc. (a publicly traded company with the website www.improvenet.com), which he acquired through a merger in 2002.  Rassás's strategic vision and execution led to the company’s industry recognition as "Best of Web" by Money Magazine.

In 2005, he facilitated the sale of ImproveNet, Inc. to IAC/InterActiveCorp (ticker IACI - www.iac.com), the holding company of many popular websites such as LendingTree.com, Ask.com, Match.com, Citysearch.com, ServiceMagic.com, and Ticketmaster, delivering a substantial return on shareholder equity.  From 1997-2001, Mr. Rassás served as founder, Chief Executive Officer, and Chairman of the Board of publicly traded EBIZ Enterprises, Inc., a Linux solutions provider, where he expanded company operations and yielded revenues in excess of $58 million.  A two-time finalist for Ernst & Young's Entrepreneur of the Year award, Mr. Rassás serves on several outside boards, has been a guest speaker at the Thunderbird School of Global Management, and speaks regularly at technology trade events around the nation.

Richard A. Papworth is the Chief Financial Officer of YouChange, Inc., a wholly owned subsidiary of YouChange, and has served as a Director of YouChange since October 2009.  He was also the Interim Chief Executive Officer of YouChange from October 2009 until July 19, 2010.  He is a seasoned executive with over 20 years of public and private company executive level experience.  Prior to joining YouChange, Inc., from 2006 to 2009, Mr. Papworth was the Chief Financial Officer of Telgian YouChange during a period of high growth.  Telgian is an innovative company providing high quality fire protection and life safety systems and consulting services throughout North America for customers such as Home Depot, Walmart, Sears, Best Buy, and many other large national and regional property owners.

From 2005 to 2006, Mr. Papworth was the Chief Financial Officer of the $500 million Phoenix division of Meritage Homes (NYSE:MTH) during a period of rapid growth in which he delivered strategic business and operational improvements to maximize profitability and return on net assets.  From 2000 to 2004, he was Chief Financial Officer of Kronos Advanced Technologies, Inc. (OTC:KNOS) where he was successful in his first reverse-merger going public transaction.  At Kronos, Mr. Papworth played a critical role in securing $15 million of private equity funding and helping the company through its development stage.  From 1996 to 2000, Mr. Papworth was Vice President of Wilshire Financial Services Group, Inc. (NYSE:WFSG) and Chief Financial Officer of its subsidiary Beverly Hills Bancorp during a period of explosive growth.  At Wilshire Financial Services Group, Inc., he was instrumental in taking the company public and raising $100 million via an initial public offering, building the financial and operating systems, and negotiating and integrating acquisitions.  His early business experience includes executive leadership positions with Taylor Morrison and The Maintenance Warehouse (a division of the Home Depot Supply).

Derrick Mains is a 2010 Green Pioneer award winner, Mr. Mains is a proven entrepreneur with a deep knowledge of recycling and sustainability initiatives and companies. His experience includes the development of a number of technology platforms that improve corporate efficiency and apply principles of social learning. Mr. Mains has served as the Vice President of Business Development for AMBERalert.com and Pets911.com and was the driving force behind a number of producer responsibility/green initiatives including trans-organizational partnerships with global oil companies as the Vice President of Energy Reclamation Initiatives with Earth911.com and 1-800-CLEANUP. Mr. Mains is the co-founder and former CEO of GreenNurture.com, a Software-as-a-Service application that fosters and gauges behavioral and attitudinal changes within the workplace around sustainability initiatives. Mr. Mains is currently the Executive Vice President of YouChange Inc. a publicly traded (YCNG) electronic collection company that uses school and non-profits fundraising programs as the method of education and collection. Additionally Mr. Mains sits on the board of The Green Chamber, advises a number of early stage and emerging companies in the software and sustainability space, writes for a number of leading environmental publications, lectures for the Ikoloji Sustainable Building Advisory program, hosts the Your Triple Bottom Line Radio show and is Entrepreneur in Residence for Arizona State University.

Naser Ahmad is the Chief Technology Officer of YouChange, Inc.  Mr. Ahmad has been active in the development of computer solutions for distribution and manufacturing companies for over 25 years.  Throughout his career, Mr. Ahmad has held technical leadership positions with both entrepreneurial ventures as well as Fortune 100 companies including Caterpillar International, Inc., Santa Fe International, and Taylor Management Systems.  Prior to joining YouChange, Mr. Ahmad owned his own software development and consulting business, which he has operated since 2005.  From 2003 to 2005, he was the Chief Technology Officer, a Director, and Co-Chairman of ImproveNet, Inc.  In 1989, Mr. Ahmad co-founded SysTech International, Inc., a Texas corporation, which was the predecessor-in-interest to eTechLogix.  Mr. Ahmad served as Executive Vice President and Chief Technology Officer of eTechLogix from 1989 to 2003.  Prior to 1989, Mr. Ahmad worked for Santa Fe International and Caterpillar.  While at Santa Fe International, Mr. Ahmad was a member of the task force for evaluating and determining the next generation of application systems for the organization.  At Caterpillar, he was the software development manager and the chief architect of the company’s enterprise resource planning (ERP) distribution system.  Mr. Ahmad has been instrumental in the development of technology products throughout his career.  He co-founded the National Institute of Technology in Karachi, Pakistan, is a member of the Advisory Council of the Darul Islam University Dhaka, Bangladesh, and serves as a Director of several privately held U.S. and foreign corporations.  Mr. Ahmad is a graduate of the University of Karachi with a B.A. in Accounting and a post-graduate degree in Computer Science.

Name	Position Post-Closing	Age
Barry M. Monheit	Director, President and CEO	65
Richard A. Papworth	Chief Financial Officer	53
Colton R. Melby	Director	54
Marie Wadecki	Director	63
Mitchell A. Saltz	Director	59
Ronald L. Miller, Jr.	Director	48
Richard R. Quinn	Director	65

Barry M. Monheit Monheit has served as Chief Executive Officer of Earth911 since June 2011, and as a director of Earth911 since March 2012.  Mr. Monheit has served as a director of Smith & Wesson Holding Corporation, a publicly held manufacturer of firearms, since February 2004 and as Chairman since October 2004. Mr. Monheit served as a financial and operational consultant from April 2010 until June 2011. From May 2009 until April 2010, Mr. Monheit was a Senior Managing Director of FTI Palladium Partners, a financial consulting division of FTI Consulting, Inc., a New York Stock Exchange-listed global advisory firm dedicated to helping organizations protect and enhance enterprise value in an increasingly complex legal, regulatory, and economic environment. Mr. Monheit was a consultant focusing on financial and operational issues in the corporate restructuring field from January 2005 until May 2009. From July 1992 until January 2005, Mr. Monheit was associated in various capacities with FTI Consulting, Inc., a business advisory firm that provides multidisciplinary solutions to complex challenges and opportunities, serving as the President of its Financial Consulting Division from May 1999 through November 2001. Mr. Monheit was a partner with Arthur Andersen & Co. from August 1988 until July 1992, serving as partner-in-charge of its New York Consulting Division and partner-in-charge of its U.S. Bankruptcy and Reorganization Practice. Earth911 believes Mr. Monheit’s extensive experience in financial and operational consulting gained as an executive of major restructuring firms and his executive experience with major companies provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on the board of directors of Earth911 and on the board of directors of Infinity Resources Corp. upon consummation of the Merger.

Colton R. Melby has served Vice Chairman of Earth911 since March 2012 and as a Director of Earth911 since July 2010.  Mr. Melby served as Chief Executive Officer of Earth911 from January 2010 to June 2011, and has been actively involved with management of Earth911 since its inception. Mr. Melby served as President and Chief Operating Officer of Smith & Wesson Holding Corporation, a publicly held manufacturer of firearms, from September 2002 to December 2003.  Mr. Melby has also served in a number of positions within the aerospace industry, most recently with Metal Form, Inc., a privately held aerospace manufacturing company, where he served as President and Chief Executive Officer from 1987 to September 1999. Mr. Melby is a founding member of Melby Brothers Performance Investments, a firm with a strong history of financing start-up organizations, as well as Chairman of the Board at CUI Global, a publicly traded holding company dedicated to maximizing shareholder value through the acquisition and development of innovative companies and technologies.  Earth911 believes Mr. Melby’s service as a former officer of the company, his executive experience with a major public company, and his financial, investment, and management experience provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on the board of directors of Earth911 and on the board of directors of Infinity Resources Corp. upon consummation of the Merger.

Marie Wadecki will serve as a director of Infinity Resources Corp. upon consummation of the Merger. Ms. Wadecki has served as a director of Smith & Wesson Holdings Corporation, a publicly held manufacturer of firearms, since September 2002. Ms. Wadecki served as the Corporate Budget Director of the McLaren Health Care Corporation, a Michigan-based $3.5 billion eight-hospital health care system, from January 2001 until her retirement in September 2007. Ms. Wadecki was employed by McLaren for more than 30 years, holding positions of increasing responsibility. In November 2008, Ms. Wadecki was appointed to the McLaren Foundation Board of Trustees. Ms. Wadecki is a member of the National Association of Corporate Directors, the American College of Healthcare Executives, Women Business Leaders of the U.S. Healthcare Industry Foundation, and Women Corporate Directors. Ms. Wadecki maintains the Certificate of Director Education from the Corporate Directors Institute of the National Association of Corporate Directors. Earth911 believes Ms. Wadecki’s public company board experience, long employment history with a major health care organization, financial background, and corporate governance expertise provide the requisite qualifications, skills, perspectives, and experience that make her well qualified to serve on the board of directors of Infinity Resources Corp. upon consummation of the Merger.  Upon becoming a director of YouChange, Ms. Wadecki will be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.

Mitchell A. Saltz has served as Chairman of the board of directors for Earth911 since its inception and as a director of Earth911 since July 2010.  Mr. Saltz has served as a director of Smith & Wesson Holding Corporation, a publicly held manufacturer of firearms, since October 1998 and previously served as its Chairman of the Board and Chief Executive Officer from February 1998 through December 2003.  Mr. Saltz has served as the Chairman and Managing Partner of Southwest Capital Partners, LLC, an investment banking firm, since 2009.  Mr. Saltz founded Saf-T-Hammer in 1987, which developed and marketed firearm safety and security products designed to prevent the unauthorized access to firearms, which acquired Smith & Wesson Corp. from Tomkins, PLC in May 2001 and changed its name to Smith & Wesson Holding Corporation.  Earth911 believes Mr. Saltz’s history as a founder of Earth911 and his financial, investment, and management experience provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on the board of directors of Earth911 and on the board of directors of Infinity Resources Corp. upon consummation of the Merger.

Ronald L. Miller, Jr. has served as a director of Earth911 since July 2010.  Mr. Miller has served as the Chief Executive Officer of Southwest Capital Partners, LLC, an investment banking firm, since September 2009. He is a director of Crown Dynamics Corp., a provider of products that improve breathing, safety, and overall wellness. Mr. Miller served as a Managing Director of CKS Securities LLC, an investment banking firm, from February 2010 to December 2011. He served as Vice Chairman of Miller Capital Markets, LLC, a Scottsdale, Arizona headquartered boutique investment banking firm from May 2009 to August 2009.  Mr. Miller served as Chief Executive Officer of Alare Capital Partners, LLC, a Scottsdale-based investment banking and strategic advisory firm, from January 2006 to May 2009. From 2001 to 2005, Mr. Miller served as a Managing Director of The Seidler Companies Incorporated, an investment banking firm and member of the NYSE.  Mr. Miller served from 1998 to 2001 as a Senior Vice President and was instrumental in the opening of the Phoenix, Arizona office of Wells Fargo Van Kasper.  From 1994 to 1998, Mr. Miller served as Senior Vice President of Imperial Capital, and from 1993 to 1994, was associated with the Corporate Finance Department of Ernst & Young.  Mr. Miller began his career in the M&A department of PaineWebber, Inc.  Mr. Miller holds a Bachelor of Business Administration from the University of Georgia and a Master of Business Administration with honors from the Georgia Institute of Technology.  Earth911 believes Mr. Miller’s prior leadership roles and his investment banking experience provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on the board of directors of Earth911 and on the board of directors of Infinity Resources Corp. upon consummation of the Merger.

Richard R. Quinn
has served as a director of Earth911 since July 2010.  Mr. Quinn has served as a registered representative of Cambridge Investment Research, a privately owned broker/dealer, since July 2008.  Mr. Quinn has been a licensed securities broker since 1969 and over the past 32 years has served in various capacities in the investment banking industry, most recently with Cambridge Investment Research. Mr. Quinn holds a Bachelor of Arts from Franklin Pierce College.  Earth911 believes Mr. Quinn’s extensive experience in the investment banking industry provide the requisite qualifications, skills, perspectives, and experience that make him well qualified to serve on the board of directors of Earth911 and on the board of directors of Infinity Resources Corp. upon consummation of the Merger.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

Board Meetings

During the fiscal year ended June 30, 2011, the YouChange board of directors held no meetings. The YouChange board of directors has not established any committees.

Committees of the Board of Directors

 As of the date of this Information Statement, YouChange did not have a formal Audit Committee, and there is no charter for an Audit Committee.  Until such time that YouChange may establish an Audit Committee, the YouChange Board of Directors will make all of the decisions that an Audit Committee would ordinarily make.  YouChange has no independent members of its Board of Directors and accordingly, YouChange has determined that its does not have a member of its Board of Directors (or Audit Committee) that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S–K, or who is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

YouChange believes that the members of its Board of Directors are collectively capable of analyzing and evaluating YouChange’s consolidated financial statements.  In addition, YouChange believes that at this time, retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome, and is not warranted in YouChange’s circumstances given the early stages of YouChange’s development and the fact that YouChange has not generated more than minimal revenues to date.

As of the date of this Information Statement, YouChange did not have a formal Nominating Committee, and there is no charter for a Nominating Committee or any policy in place with regard to consideration of director candidates.  YouChange believes that members of its Board of Directors are capable of evaluating and considering candidates to serve as directors, and therefore, the YouChange Board of Directors is capable of making all decisions that a Nominating Committee would ordinarily make.

As of the date of this Information Statement, YouChange did not have a formal Compensation Committee, and there is no charter for a Compensation Committee or any policy in place with regard to consideration of executive compensation matters.  YouChange believes that members of its Board of Directors are capable of evaluating, considering and determining the compensation to be paid to YouChange’s directors and executives, and therefore, the YouChange Board of Directors is capable of making all decisions that a Compensation Committee would ordinarily make.

Following the Closing, the then current directors may meet to determine which committees to establish and the persons most appropriate to serve on such committees, if any.  However, no assurance can be given that the YouChange board of directors will establish any committees.

Nominee Recommendation Procedures

The YouChange board of directors has not established a formal process for stockholders to nominate directors or to send communications to members of the board of directors.  As of the date of this filing, the YouChange board of directors has never received any nominations from stockholders.  Any stockholder may send a communication or nomination to any member of the YouChange board of directors to 2209 W. 1st Street, Suite A113 Tempe, AZ 85281, Attn: Chief Executive Officer. If YouChange receives a communication, it will be forwarded to the relevant member of the YouChange board of directors, and if YouChange receives a director nomination, it will be forwarded to the entire board of directors.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid to the YouChange named executive officers during the fiscal year ended June 30, 2011.  For purposes of this report, the YouChange named executive officers include all individuals serving as principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level; and the two most highly compensated executive officers, other than the principal executive officer, who were serving as executive officers at the end of the last completed fiscal year; and up to two additional individuals for whom disclosure would have been provided pursuant to the preceding clause but for the fact that the individual was not serving as executive officer at the end of the last completed fiscal year.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Total ($)

Jeffrey I. Rassás, Chief Executive Officer (Principal Executive Officer)	2011	$96,000	$-	$-	$96,000
	2010	82,000			82,000

Richard A. Papworth, Chief Financial Officer (Principal Financial Officer)	2011	24,000	-	12,000	36,000
	2010	39,500	-	-	39,500

Mary Juetten, Chief Operating Officer, YouChange, Inc. (2)	2011	18,000	-	160,250	178,250
	2010	-	-	-	-

Naser Ahmad, Chief Technology Officer, YouChange, Inc. (3)	2011	-	-	93,333	93,333
	2010	-	-	60,000	60,000
_______________
(1)
Represents restricted stock awards.  The reported value of the restricted stock awarded was calculated by multiplying the closing market price of YouChange’s common stock on the grant date by the number of shares granted.

(2)	Compensation was paid to Protect your Intellectual Property (PIP), LLC, an entity controlled by Ms. Juetten.
(3)	Compensation was paid to SRI Holdings, LLC, an entity controlled by Mr. Ahmad.

As of the date of this filing, Mr. Rassás and Mr. Papworth are being paid a monthly salary of $8,000 and $2,000, respectively; however, these amounts are paid on a month-to-month basis and may be adjusted at any time at YouChange’s discretion.  Mr. Papworth’s salary is currently being paid via the issuance of shares of YouChange’s restricted common stock.  YouChange’s directors are currently not compensated for their services as directors.

Share-Based Payments

During July 2010, YouChange entered into a one-year consulting agreement with Naser Ahmad through NOMA Enterprises, LLC to provide services as Chief Technology Officer of YouChange, Inc., and issued 333,333 shares of YouChange’s common stock as compensation for such services.  The term of this agreement is from January 1, 2010 to December 31, 2010.  As of June 30, 2010, YouChange had accrued $60,000 of compensation expense, which was paid by way of the issuance of one half of these shares.  YouChange recognized the remaining $33,333 of expense during July 2010 for the 333,333 total shares issued, which was recorded as professional fees.  The consulting agreement has not been renewed as of the date of this filing; however, Mr. Ahmad has continued to provide services to YouChange on a month-to-month basis for $10,000 per month, and YouChange issued an additional 142,528 common shares during June 2011 as compensation for the six months ended June 30, 2011.

During December 2010, YouChange entered into a one-year consulting agreement with Mary Juetten, through Protect your Intellectual Property (PIP), LLC to provide services as Chief Operating Officer of YouChange, Inc.  The term of this agreement is from October 1, 2010 to September 30, 2011.  During fiscal 2011, YouChange issued a total of 625,625 shares of its common stock as compensation for services and recognized $160,250 of expense for the issuance of these shares, which was recorded as professional fees.

During June 2011, YouChange issued 28,506 common shares to Richard Papworth, YouChange’s Chief Financial Officer for services rendered.  YouChange expensed $12,000 as professional fees for the issuance of these shares.

YouChange has no outstanding stock options or stock purchase rights to any of YouChange’s employees, officers or directors.

Pension Benefits and Nonqualified Deferred Compensation

YouChange does not provide pension benefits or any other qualified retirement plan or non-qualified deferred compensation plan for YouChange’s employees or directors.

Employment Agreements

As of the date of this Information Statement, YouChange is not a party to any employment agreements.

Compensation Committee Interlocks and Insider Participation

YouChange has two directors, Jeffrey Rassás and Richard Papworth, who also serve as YouChange’s Chief Executive Officer and Chief Financial Officer, respectively, and who, during YouChange’s last completed fiscal year, made all decisions regarding executive officer compensation.  Compensation amounts were paid on a month-to-month basis and may be adjusted at any time in the sole discretion of the board of directors.

Director Compensation

Other than the reimbursement of actual and ordinary out-of-pocket expenditures, YouChange did not compensate any of its directors for their services as directors during 2011, nor does YouChange have any such compensation arrangements currently in place.  In the future, YouChange may adopt a policy of paying directors a fee for their attendance at board and committee meetings.

YouChange plans to enter into indemnification agreements with each of its directors (and its executive officers) on terms which YouChange believes are reasonable and customary and comparable to those entered into by other publicly traded companies in the United States.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

            On May 21, 2012, YouChange entered into the Merger Agreement with Earth911.  Some of Earth911's stockholders are to be appointed to the board of directors and appointed as officers of YouChange under provisions of the Merger Agreement.  Following the 10-day period after this Information Statement is mailed to YouChange registered stockholders and upon the Closing of the Merger, Jeffrey I. Rassás and Richard A. Papworth will resign from the YouChange board of directors and Barry Monheit and Colt Melby will become Class I directors, Richard Quinn and Marie Wadecki will become Class II directors and Mitch Saltz and Ronald Miller will become Class III directors of YouChange.

Under the terms of the Merger Agreement, YouChange acquired the business of Earth911 through an acquisition of all of its outstanding stock from its stockholders.  In exchange, YouChange will issue, in the aggregate, approximately 48,757,060 shares of YouChange common stock to the Earth911 stockholders.  As a result, Earth911 will become a wholly owned subsidiary of YouChange and the Earth911 stockholders will own approximately 85% of YouChange’s outstanding common stock on a fully diluted basis.  In connection with the Closing of the Merger, YouChange will issue shares of its common stock to certain individuals, and entities controlled by such individuals, being appointed to the YouChange board of directors as discussed herein in exchange for their shares of Earth911 stock.  Barry Monheit, Mitchell Saltz, and Colton Melby will own approximately 80.4% of the issued and outstanding shares of YouChange’s common stock on a fully diluted basis. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," above.

None of YouChange’s existing directors would be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.   Upon becoming directors of YouChange, Mr. Saltz, Mr. Quinn, Ms. Wadecki, and Mr. Miller will be considered independent under such definition. Although YouChange is not subject to any listing standards with respect to director independence, for purposes of this determination, YouChange used the NASDAQ director independence standard for evaluating director independence.

Parent Companies

YouChange does not have a parent company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Merger Act requires YouChange directors, executive officers and beneficial owners of more than 10% of a registered class of YouChange equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of YouChange common stock and other equity securities. Directors, executive officers and greater than 10% beneficial owners are required by SEC regulations to furnish to YouChange copies of all Section 16(a) reports they file.  Based solely on a review of the copies of such reports that were furnished to YouChange, YouChange believes that all reporting requirements under Section 16(a) for the fiscal year ended June 30, 2011 were met in a timely manner by its directors, executive officers and greater than 10% beneficial owners, except for the report on Form 4 filed by Richard Papworth, YouChange’s Chief Financial Officer, for the ownership of 28,506 common shares which was filed late.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

YOUCHANGE HOLDINGS CORP

Dated: August 24, 2012	By: /s/ Jeffrey I. Rassás
Jeffrey I. Rassás, President and CEO